March 24, 2014

Catherine Courtney

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Advisers Investment Trust: File Nos. 333-173080 and 811-22538

Dear Ms. Courtney:

On December 23, 2013, Advisers Investment Trust (the “Trust” filed Post-Effective Amendment No. 13 to the Trust’s Registration Statement under the Securities Act of 1933 (the “Amendment”). The Amendment was filed pursuant to Rule 485(a)(2) under the Securities Act of 1933 to add one new series, JOHCM Asia Ex-Japan Fund (the “Fund”), to the Trust. On February 6, 2014, you provided oral comments. The following is a summary of our understanding of your comments and the response from the Trust.

1. General Comment – Prospectus Page 4: Explain the terms “fundamental bottom up stock selection”, “top down macro”, and “sector analysis” in plain English.

Response: The following disclosure has been added on page 2 after the second sentence in the fourth paragraph under the section titled “Principal Investment Strategy”.

“The adviser applies a fundamental bottom-up analysis in its stock selection, focusing on a particular investment opportunity or small set of opportunities, and reviews various information sources such as financial statements, company announcements and disclosures, and economic and industry reports to determine which investments are appropriate for the Fund. This analysis is augmented with a top-down macro overlay that first considers the condition of the market as a whole and then strategically focuses the analysis by country and, ultimately, by sector.”

2. General Comment – Prospectus Page 4: The prospectus states that the fund may hedge by selling listed equity index futures, but not in an amount exceeding 25% of the fund’s assets. Is the 25% based on the notional value? Is the sale of the futures covered? Does the fund have an asset segregation policy? Do the futures settle for cash? Please respond supplementally.

Response: The 25% limit is based upon the notional value. The Fund covers all futures sold. The futures are either cash settled or the Fund will enter into an offsetting transaction. The Fund does not settle futures by taking physical delivery of the securities underling the index.

The Trust has adopted an asset segregation policy that requires the Fund’s investment adviser to (i) segregate assets so that the Fund shall not be considered to issue any class of senior security or to sell any such security of which it is the issuer under Section 18 of the 1940 Act; (ii) adopt procedures regarding the segregation of assets to meet the requirements of Section 18(f) of the 1940 Act; and (iii) monitor collateralized transactions to ensure that such transactions are at all times fully collateralized and the collateral consists of cash and/or liquid securities eligible for purchase by the Fund portfolio involved in the transaction.

3. General Comment – Prospectus Page 4: Copy and repeat the last sentence under Equity Security Risk to Small Cap Company Risk

Response: The requested disclosure has been added.

4. General Comment – Prospectus Page 4: If growth is a secondary strategy of the fund (the primary strategy seems to be value investing) add disclosure about the risks of a growth strategy.

Response: The fund invests in smaller capitalization companies which typically are considered to be growth companies. The risk of the Fund investing in smaller capitalization companies is already disclosed on page 3.

5. General Comment – Prospectus Page 4: Does the fund anticipate having high portfolio turnover. If so, add portfolio turnover risk disclosure.

Response: The Fund’s strategy is expected to produce a relatively low portfolio turnover. Over a business cycle of three to five years, the Adviser expects a portfolio turnover rate for the Fund of approximately 40-50%. As such, no additional risk disclosure has been added.

6. General Comment – Prospectus Page 7: Disclose that the fund is diversified.

Response: The requested disclosure has been added.

7. General Comment – Prospectus Page 7: Add the word “temporary” between the words “Fund” and “may” in the first sentence of the last paragraph under Policies and Procedures.

Response: The word “temporarily” has been added after the word “may” in the second sentence of the second paragraph on page 6.

8. General Comment – Prospectus Page 9: Will the fund post portfolio holdings on its website? If so, disclose the website address.

Response: The Funds’ portfolio holdings will not be available on the Funds’ website.

9. General Comment – SAI Page 6: The fund may write covered call options. If you do not feel that it is necessary to disclose the impact segregation of assets to cover a written call option has on portfolio management, explain why.

Response: The following disclosure is already contained in the second paragraph on page 6 under the section titled “Options”. As such, no additional disclosure has been added. Please refer to the fifth and sixth sentences in that paragraph.

“Under current SEC guidelines, the Fund will segregate assets to cover transactions in which the Fund writes or sells options. Assets used as cover or held in a segregated account cannot be sold while the position in the corresponding option is open, unless they are replaced with similar assets. As a result, the commitment of a large portion of the Fund’s assets to cover or segregated accounts could impede portfolio management or the Fund’s ability to meet redemption requests or other current obligations.”

The Trust has authorized me to convey to you that the Trust acknowledges the following:

1.	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff;

2.	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

3.	Staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

4.	The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning this request please contact Michael V. Wible at (614) 469-3297.

Best regards,

/s/ Michael V. Wible

Michael V. Wible

cc:    (w/ attachment)

Dina Tantra

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